FORM 6-K

                     Securities and Exchange Commission
                           washington, D.C. 20549


                      Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under
                     the Securities Exchange Act of 1934


For the month of,           November    , 2002
                    -------------------------------


                         Research In Motion Limited
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               (Translation of registrant's name into English)


                             295 Phillip Street,
                          Waterloo, Ontario, Canada
                                   N2L 3W8
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                  (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                   Form 40-F        X
                       ----------                    --------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                              No       X
                ----------                      ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                               DOCUMENT INDEX

Document                                                             Page No.

1.       Press release dated November 8, 2002 in connection             4
         with the signing of a BlackBerry software licensing agreement between Research in Motion Limited and Nokia.


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                                                                  Document 1

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                      Nokia and Research In Motion Sign
                  BlackBerry Software Licensing Agreement


Espoo, Finland and Waterloo, Canada - November 8, 2002 - Nokia (NYSE: NOK) and Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that they have signed a BlackBerry(TM) software licensing agreement. Under the terms of the agreement, RIM has granted Nokia the right to use and distribute certain BlackBerry software in conjunction with Nokia products on a global basis.

"As the world's leading mobile phone manufacturer, we understand the power that mobility and messaging have when combined, especially for corporate customers. By signing this software licensing deal with RIM, we are able to provide another compelling option for mobile professionals to manage their email while on the move," said Erik Anderson, Senior Vice President, Nokia Mobile Phones.

"We are pleased to partner with a world leader like Nokia to deliver the popular and proven BlackBerry wireless email experience to Nokia's customers. BlackBerry provides a secure and extensible platform that will enable IT departments to easily support Nokia mobile phones," said Jim Balsillie, Chairman and Co-CEO at Research In Motion.

BlackBerry is a leading wireless enterprise platform that has been widely deployed to provide wireless access to information. The BlackBerry architecture supports enterprise requirements including back-end integration, end-to-end security and push-based wireless applications. Thousands of organizations across North America and Europe already use BlackBerry with expansion beginning in Asia Pacific.

Further details of the non-exclusive licensing agreement between Nokia and RIM were not disclosed.

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges.

About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM

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technology also enables a broad array of third party
developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                    # # #

Media Contacts:
Nokia Mobile Phones
Communications
Tel: +358 7180 08000
E-mail: nokia.mobile.phones@nokia.com

www.nokia.com

Research In Motion
For North America and Asia Pacific:
Scott Pollard
Brodeur Worldwide for RIM
Tel: +1 212.771.3644
E-mail: spollard@brodeur.com

For Europe:
Tilly Quanjer
RIM Europe
Tel: +44 (0) 1784 223987
E-mail: tquanjer@rim.net

Investor Contact:
RIM Investor Relations
Tel: +1 519.888.7465
E-mail: investor_relations@rim.net


The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

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                                 SIGNATURES


         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                     -----------------------------------------
                                                 (Registrant)


Date:   November 11, 2002           By: /s/ Dennis Kavelman
        ------------------              --------------------------------------
                                                (Signature)
                                        Dennis Kavelman
                                        Chief Financial Officer